

Chadwick Hailey · 3rd

Founder/CEO at Exceeding Champions, LLC.

Argyle, Texas, United States · 339 connections · Contact info

Exceeding Champions, LL

UMGC **University of Maryland University College**

Experience

Founder/CEO

Exceeding Champions, LLC.
Jan 2011 – Present · 10 yrs 4 mos
Dallas/Fort Worth Area

Leadership development, personal growth, training seminars. Trained leaders using business systems and motivational strategies.
Market Innovation, including lead generation and prospect qualification strategies.
Individualized business development plans, sales strategy, social media marketing, relationship marketing.

Worship Pastor

Bethel Dallas
Oct 2010 – Oct 2011 · 1 yr 1 mo
Coppell, TX

Led the congregation in Holy Spirit filled musical worship with acoustic guitar and vocals
Utilized a multicultural and multigenerational style of music that included traditional hymns, gospel, and contemporary worship
Provided Biblical foundations for worship to team and congregation ...see more

Worship Pastor

Grace Heritage Community Church

Nov 2009 – Oct 2010 · 1 yr

Led congregation with a contemporary style of musical worship to enter into the presence of the Lord
Collaborated with Senior Pastor in preparing the creative flow of music, video, graphic elements, and the weekly message series ...see more

IT Support Technician

Foundation Management Services

Feb 2007 – Jan 2010 · 3 yrs

Provided phone and in-person software and hardware support for a PC environment of more than 700 users
Created and maintained documentation designed to educate users on software and hardware processes that occur regularly in a typical office environment. ...see more

Network Support Technician

Softbank Telecom

Sep 2005 – Feb 2007 · 1 yr 6 mos

Kanagawa, Japan

Acted as a help desk technician for customers with network connectivity issues. Assisted in troubleshooting network accessibility, services, administering software upgrades, and troubleshooting Windows operating system errors. Assisted with troubleshooting problems related to security settings, local security policies, local user accounts, and busine ...see more

Show 1 more experience

Education

University of Maryland University College

B.S, Computer Studies

2003 – 2005

The University of Texas at Arlington

None, Music Business

1993 – 1998

Activities and Societies: Phi Mu Alpha, Jazz Band, Concert Band, Marching Band

Volunteer experience

Worship Leader

Cross Timbers Church

Mar 2008 – Oct 2009 • 1 yr 8 mos

Provided musical support (acoustic guitar, vocals) for worship service. Acted as Worship Leader on occasion. Led congregation into the presence of the Lord with musical worship.

Chapperone

Liberty Christian School

Mar 2008 – Present • 13 yrs 2 mos

Chapperone and worship leader on a mission trip to Trinidad.

Volunteer

26:12

Aug 2009 – Present • 11 yrs 9 mos

Disaster and Humanitarian Relief

Volunteer partnered with Habitat For Humanity to rebuild houses after Hurricane Katrina in New Orleans, LA.